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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRF Capital Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6506 S. Lewis Ave. Suite 160

(No. and Street)

TULSA   OK   74136

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Heinrich   918-744-1333

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M & K CPA's PLLC

(Name – if individual, state last, first, middle name)

363 N. Sam Houston PKY E. Suite 650   Houston   TX   77060

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Heinrich _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GRF Capital Investors, Inc. _____, as

of December 31 _____, 20 2019 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

```
┌─────────────────────────────────────┐
│          AMANDA PARK                 │
│  Notary Public - State of Oklahoma   │
│   Commission Number 12004733         │
│  My Commission Expires May 17, 2020  │
└─────────────────────────────────────┘
```

Mark Heinrich
Signature

President
_____
Title

Amanda Park
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRF CAPITAL INVESTORS, INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2019

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
GRF Capital Investors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GRF Capital Investors, Inc. as of December 31, 2019, the related statements of operations, changes in ownership equity, changes in subordinated liabilities, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GRF Capital Investors, Inc.'s management. Our responsibility is to express an opinion on GRF Capital Investors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GRF Capital Investors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming GRF Capital Investors, Inc. will continue as a going concern. As discussed in Note A to the financial statements, GRF Capital Investors, Inc. suffered losses from operations which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Auditor's Report on Supplemental Information

The Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption of the Securities and Exchange Act of 1934, Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of GRF Capital Investors, Inc.'s financial statements. The supplemental information is the responsibility of GRF Capital Investors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption of the Securities and Exchange Act of 1934, Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
We have served as GRF Capital Investors Inc.'s auditor since 2019
Houston, TX
March 16, 2020

3

ASSETS

CURRENT ASSETS

Cash In Bank	$	671
Account Receivables		5,837
Prepaid Expenses		393
Security Deposit		25,000
Total Current Assets		31,901

PROPERTY AND EQUIPMENT

Equipment	44,508
Less: Accumulated Depreciation	(44,508)
Net Property and Equipment	-

OTHER ASSETS

Other Assets	1,813
Total Other Assets	1,813
TOTAL: ASSETS	$ 33,714

LIABILITES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITES

Accounts Payable	$	10,457
Accrued Liabilities		4,228
Total Current Liabilities		14,685

LONG TERM LIABILITIES

Total Liabilities	14,685

STOCKHOLDER'S EQUITY

Capital Stock, par value, $.01 per share, 5,000,000 shares authorized, 530,800 shares Issued and outstanding	5,308
Paid in excess	415,692
Retained Earnings	(401,971)
Total Stockholder's Equity	19,029
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	$ 33,714

The accompanying footnotes are an integral part of these financial statements.

4

REVENUES		
Commissions Earned	$	215,470
Other Income		9,583
Interest Income		544
Total Revenues		225,597
OPERATING EXPENSES		
Employment compensation and benefits		141,721
Floor brokerage, exchange and clearing		34,507
Occupancy		23,676
Other expenses		28,997
Total Operating Expenses		228,901
Operating Profit (EBIT)		(3,304)
Income Before Taxes		(3,304)
Taxes		(107)
NET INCOME (LOSS)	$	**(3,411)**
Net Loss Per Common Share	$	**(0.01)**
Weighted Average Common Shares: Basic & Diluted	$	530,800

The accompanying footnotes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(3,411)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		
Depreciation and Amortization		-
Losses (Gains) on sales of Fixed Assets		-
Decrease (Increase) in Operating Assets:		
Accounts Receivable		4,288
CRD Deposit		(4)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		3,136
Accrued Liabilities		(7,209)
Net Cash Provided By (Used in) Operating Activities		(3,200)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		
Proceeds From Sale of Fixed Assets		-
Net Cash Provided By (Used in) Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Capital In Excess Of Par		7,000
Dividends Paid		(4,400)
Proceeds From Sale of Stock		
Treasury Stock		
Net Cash Provided By (Used in) Financing Activities		2,600
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(600)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		1,271
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	671

The accompanying foot notes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Financial Statements
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2019

	Common Stock		Paid-In Capital		Retained Earnings	Total Stockholder's Equity
	Shs .	Amt.	Shs.	Amt.	Amt.	Amt.
Balance at 12/31/2018	530,800	$5,308		$408,692	$ (394,160)	$ 19,840
Net Loss					(3,411)	(3,411)
Dividends					(4,400)	(4,400)
Capital Infusion				7,000		7,000
Balance at 12/31/19	530,800	$5,308		$415,692	$ (401,971)	$ 19,029

The accompanying footnotes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Financial Statements
Statement of Changes in Subordinated Liabilities
For the Year-Ended December 31, 2019

**No Statement is required as no subordinated liabilities exist
at any time during the year**

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Organization

GRF Capital Investors, Inc. (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934.

The Company has adopted a fiscal year ended December 31

Description of Business

The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of the Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company executes transactions on a fully disclosed basis through a clearing broker.

The Company does not hold customer funds or safe keep customer securities.

The financial statements of GRF Capital Investors, Inc. have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. GRF Capital Investors, Inc. fiscal year end is December 31.

Advertising

The costs of advertising are expensed either as incurred or the first time the advertising takes place.

Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash or cash equivalents.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including length of time accounts receivable are past due and previous loss history. The Company provides reserves for accounts receivable when they become uncollectible any payments subsequently received on such receivables are credited to the allowances for doubtful accounts. As of December 31, 2019 the Company has determined that no allowances for doubtful accounts is required.

Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Going Concern

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. There can be no assurance that the Company will be successful in order to continue as a going concern. Management is focusing on smaller clients and hiring more registered representatives to increase revenue.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are all highly liquid instruments with maturities of less than three months.

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

Account Receivable are stated at the historical carrying amount net of write-off's and allowance for doubtful accounts. The Company establishes an estimated allowance for doubtful accounts received based on various factors, including revenue, historical credit loss experience, current trends, and specific customer collection issue that the Company has identified. Uncollectable accounts receivable are written off when a settlement is reached for an amount that is less that the outstanding historical balance or when the Company has determined the balance will not be collected. As of December 31, 2019 the Company determined that all accounts receivable were collectible, therefore, no allowance for doubtful accounts was required.

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determinations is made.

Revenue Recognition

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

10

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Revenue from the sale of mutual funds, security transactions and other revenue are recognized on the accrual basis. The Company records its revenue as received adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of period end are not material to the Company's financial statements.

Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

Estimations

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The components of income tax (benefit) expense, on continuing operations, for the year ended December 31, respectively were as follows:

	2019
Federal	$0*
State	107
Total	$0*

*Represents estimate for 2019 tax expense. Tax returns have not been filed for the year ended 2019– Estimates were made with 21% Federal and 4.5% State tax rates.

Office Equipment and Furniture

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Depreciation expense for the years ended December 31, 2019 is $0 is reflected in the operating expenses in the accompanying statement of operations.

Depreciation is calculated using the straight-line method. Expenditures for major repairs and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are included in the accompanying statement of operations of the respective period.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842): Accounting for Leases. This update requires that lessees recognize the right-of-use assets and lease liabilities that are measured at the present value of the future lease payments at lease commencement date. The recognition, measurement, and presentation of expenses and cash flow arising from a lease by a lessee will largely remain unchanged and shall continue to depend on it classification as a finance or operating lease. The Company has adopted the ASU effective January 1, 2019 and has determined there is no effect to the Company.

In February 2018, the FASB issued Accounting Standards Update No. 2018-02, *Income Statement-Reporting Comprehensive Income (Topic 22): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income* (ASU 2018-02), which allows companies to reclassify stranded tax effects resulting from the Tax Act, from accumulated other comprehensive income to retained earnings. The new standard was adopted January 1, 2019, and the Company noted no tax effects as a result of this standard.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial in the financial statements. The evaluation was performed through March 16, 2020, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE C – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2019 the Company had net capital of $16,822 which was $11,822 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 87.30% to 1.There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II-A of the FOCUS report required under Rule 15c3-1.

NOTE D – CONCENTRATION OF CREDIT RISK

Concentrations

For the year ended December 31, 2019, one of the Company's customers accounted for approximately 53% of revenues. As of December 31, 2019, one of the Company's customers, RBC Capital Markets, LLC., accounted for 100% of the accounts receivable balance. During 2019, GRF Capital Investors, Inc. lost a major client which negatively affected the Company's revenues and their results of operations.

During 2019, (95%) percent of commission income was attributable to two registered representatives. Other revenue consists of monthly association fee from another investment advisory representative.

NOTE E – PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures form maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Office Equipment & Furniture	3-7 years	$44,508
Less Accumulated Depreciation		(44,508)
Total		0

Depreciation expense was $0 for the year of December 31, 2019.

NOTE F – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount of 6-2/3% of the total aggregate indebtedness, as

defined, whichever is greater, and does not therefor calculate its net capital requirement under the alternative reserve requirement method.

NOTE G – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customer fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2019, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE H – RENT

The Company's rental agreement is on a month to month basis. Monthly rental expense is $1,973 and rent expense for the year ended December 31, 2019 was $23,676. At this time, the company does not foresee any changes in the near future with the present lessor's rental agreement.

NOTE I –FAIR VALUE OF FINANCIAL INSTRUMENTS

Current accounting literature clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, accounting literature established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows.

• Level 1. Observable inputs such as quoted market prices in active markets;

• Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

• Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring basis as of December 31, 2019, and as such, had no assets or liabilities that fell into the tiers described above.

14

Computation of Net Capital

Total Stockholder's Equity:		$19,029
Non-allowable assets:		
Fixed Assets		
Accounts Receivable		
Other Assets	2,207	$ (2,207)
Tentative Net Capital		$16,822

Computation of Net Capital

Haircuts	-	
Undue Concentrations		
and Other Charges	-	$ (-)
Net Capital		$ 16,822
Minimum net capital as required as a percentage of aggregate indebtedness		$ 979
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 11,822

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$ 14,685
Percentage of aggregate indebtedness to net capital		87.30%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2019	$ 16,822
Adjustments:	
Change in Equity (Adjustments)	-
Change in Non-Allowable Assets	1
Change in Haircuts	-
Change in Undue Concentration	-
NCC per Audit	$ 16,823
Reconciled Difference	$ -

GRF Capital Investors, Inc.
Supplementary Statements Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019 the Company had net capital of $16,822, which was $11,822 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 87.30%.The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

GRF Capital Investors, Inc.
Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2019

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
GRF Capital Investors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2), in which (1) GRF Capital Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GRF Capital Investors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (exemption provisions) and (2) GRF Capital Investors, Inc. stated that GRF Capital Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. GRF Capital Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GRF Capital Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, TX
March 16, 2020

18

GRF Capital Investors, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

March 16, 2020

RE: Exemption Statement Rule 15c3-3(k) (2) (ii) FYE December 31, 2019

GRF Capital Investors, Inc. claims the (k)(2)(ii) Exemption under Rule 15c3-3; and GRF Capital Investors, Inc. has met the identified exemption provisions in {240.15c3-3(k)(2)(ii)
Throughout the most recent fiscal year without exception. Additionally, please be advised that GRF Capital Investors, Inc., has compiled with Exemption Rule 15c3-3(k) (2) (ii) for the period of January 1, 2019 through December 31, 2019. GRF Capital Investors, Inc., did not hold customer securities of funds at any time during this period and has not done business on a limited basis in (publically registered non-traded REITS and Oil & Gas partnerships). GRF Capital Investors, Inc.'s, past business has been similar in nature and has compiled to this exemption since its inception, June 19, 1989.

Mark W. Heinrich, the President of GRF Capital Investors, Inc. has made available to M&K CPA's all records and information including all communications from regulatory agencies received through the date of this report.

Mark W. Heinrich has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected GRF Capital Investors, Inc.'s, compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (918) 744-1333.

Sincerely,

Mark W. Heinrich
GRF Capital Investors, Inc.
President & CEO

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